Exhibit 99.1

NIO Inc. Appoints New Chief Financial Officer

SHANGHAI, China, Nov. 17, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that Mr. Wei Feng is joining the Company as its new chief financial officer (CFO), effective November 18, 2019.

William Li, NIO’s founder, chairman and chief executive officer, said, “On behalf of the Board of Directors and management team, I am excited to welcome Mr. Feng to NIO. His financial and operational experience in the automotive-related fields, together with an impressive track record in equity research, makes him an excellent choice to lead our finance teams. Particularly with his deep insight into the automotive industry, I am confident Wei will be an invaluable asset to NIO as we continue to execute toward our long-term vision.”

Mr. Feng brings to NIO nearly 15 years of experience in the automotive industry. Prior to joining NIO, Mr. Feng served as managing director and head of the auto and auto parts research team at China International Capital Corporation where he was recognized with multiple international distinctions, including the best auto and auto parts analyst by both Asiamoney and Institutional Investor’s All-China Research Team Poll, and the No. 1 stock picker in the category of automobiles in Asia by Thomson Reuters StarMine Analyst Awards. Prior to China International Capital Corporation, Mr. Feng served as an equity analyst at Everbright Securities Co. Ltd. from 2010 to 2013. Mr. Feng’s career also includes more than 5 years’ working experience within the ZF Group where he participated in numerous corporate efforts. Mr. Feng received his bachelor’s degree in Engineering from the Department of Automotive Engineering at Tsinghua University, and his master’s degree in Automotive System Engineering from RWTH Aachen University in Germany and Tsinghua University in China jointly.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com